Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Blog post:

Lee Ann, while the deal has received a lot of coverage from the BPO perspective, I would like to clarify that Xerox cares a lot about the ITO portion of our business as well. Xerox will boost the global reach of our ITO business and will allow us to expand our services to their Managed Print Services customers. I also agree with the posts by Dave and Rand about the opportunities in end-to-end processing!

Posted by: Rebecca Scholl | Sep 29, 2009 at 12:59 PM

@Rebecca: thanks for chiming in. (For all you visitors here, Rebecca Scholl is CMO for ACS and a great former Gartner analyst). These business services mergers always thorw up a number of questions - culture, integration, sales synergies etc. Always a lot more complex than a straight software / IT play. Time will tell if it's successful...

I guess many of the major positives are that there are not many areas of overlap from the service-side, so the potential is there if you guys can figure it out, leverage the global scale that you both bring and the sales channel effectively. My concern is how quickly you can build the newly integrated business, stave off very tough competition and leverage the IT capabilities globally. Judging by the drop in Xerox shares this morning, the strategic fit is not viewed as that compelling - but let's hope you can prove the Street wrong.

I think everyone in the business wishes both firms luck.

Cheers,

PF

Posted by: Phil Fersht | Sep 28, 2009 at 04:17 PM

Phil – Let me offer the opportunity to help with the fit between Xerox and ACS. While there has been a lot of movement on the services front lately and competition in the BPO space in particular is heating up, we firmly believe this move is spot-on, differentiating Xerox from the other players in the space. What differentiates this deal from others: our combined companies will focus on the business process – the data, documents and business process touchpoints. Not solely the software applications or IT infrastructures that other companies address. You’ll now think of Xerox for document and business process management. In short, Xerox is accelerating its roadmap in the services space with what is arguably the premier provider of BPO in the U.S. The end result? Dramatically enhanced value for our shared customers and other stakeholders.

Posted by: Rebecca Scholl | Sep 28, 2009 at 03:28 PM

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.